UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TEMPUR SEALY INTERNATIONAL, INC.
 (Name of Issuer)

Common Stock, $0.01 par value per share
 (Title of Class of Securities)

88023U101
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]            Rule 13d-1(b)

[   ]            Rule 13d-1(c)

[   ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No. 88023U101		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ECHINUS ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,761,040

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,761,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,761,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

SCHEDULE 13G

CUSIP No. 88023U101		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PHILIP UHDE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,761,040

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,761,040

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,761,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Tempur Sealy International, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Tempur Way, Lexington, Kentucky 40511

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Echinus Advisors, LLC (“Echinus”); and
ii)	Philip Uhde (“Mr. Uhde”).

This Statement relates to Shares (as defined herein) held for the account of Echinus Partners, LP, a Delaware limited partnership (the “Echinus Fund”).  Echinus serves as the investment manager to the Echinus Fund.  Mr. Uhde is the manager and majority control person of Echinus. In such capacities, each of Echinus and Mr. Uhde may be deemed to beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 69 Mercer Street, 5th Floor, New York, New York, 10012.

Item 2(c).	Citizenship:

i)	Echinus is a limited liability company incorporated in Delaware; and
ii)	Mr. Uhde is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

88023U101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

SCHEDULE 13G

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of 2,761,040 Shares held for the account of the Echinus Fund.

Item 4(b)	Percent of Class:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.1% of Shares outstanding.  (There were 54,180,629 Shares outstanding as of November 6, 2017, according to the Issuer’s quarterly report on Form 10-Q, filed November 9, 2017.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,761,040
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,761,040

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Items 2 and 4 herein.  The Echinus Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of the Echinus Fund relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

SCHEDULE 13G

Page 6 of 9 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECHINUS ADVISORS, LLC

By:	/s/ Philip Yang
Philip Yang
Chief Financial Officer & Chief Compliance Officer

PHILIP UHDE
/s/ Philip Uhde

February 14, 2018

SCHEDULE 13G

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

SCHEDULE 13G

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tempur Sealy International, Inc. dated as of February 14, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ECHINUS ADVISORS, LLC

By:	/s/ Philip Yang
Philip Yang
Chief Financial Officer & Chief Compliance Officer

PHILIP UHDE
/s/ Philip Uhde

February 14, 2018